LAW OFFICES OF THOMAS G. AMON

500 Fifth Avenue, Suite 1650
New York, NY 10110
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Tel: (212) 810-2430
Fax: (212) 810-2427

November 28, 2006

Jeffrey P. Riedler
Assistant Director
United States Securities and
Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:	CYBRA Corporation; Form SB-2 Registration Statement; File No. 333-135068; Comment Letter Dated November 16, 2006 (the “Comment Letter”)

Dear Mr. Riedler:

On behalf of CYBRA Corporation (the “Company”), we herewith respond to the Comment Letter. References are to each numbered comment from the Comment Letter.

Financial Statements

1. We are filing an amended Form SB-2/A to include a balance sheet as of September 30, 2006 and statements of operations and cash flows for the nine months ended September 30, 2006 and 2005.

Statement of Stockholders Deficiency - page F-17

2. The amended Form SB-2/A that we are filing includes a statement of stockholder’s deficiency showing the total stockholders’ deficiency at September 30, 2006, which will agree to the amount shown on the balance sheet.

Note - 2 Summary of Significant Accounting Policies Fair Value of Financial Instruments - page F-20

3. As described in the notes to the financial statements, the warrant derivatives decreased in value because of the passage of time that reduced the time until expiration and the reduction in estimated volatility based on sample companies, offset slightly an increase in the risk-free interest rate. There was a similar effect on “basic” conversion feature. The value of the “actual” conversion feature is reduced by the Company’s right to force conversion when the stock price reaches $0.75. The value of this right, which is not an independent right, but rather is a limitation on the value of the conversion feature, was also reduced by the same changes in factors.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
November 28, 2006
Page 2 off 2

In this case, the Company’s forced conversion right substantially reduces the value of the “actual” conversion feature as compared to the value that would exist without this Company right (the “basic” conversion feature). This is because as the unlimited (“basic”) conversion feature would include the value of not converting when the stock reaches $0.75 and then waiting to see if the price of the highly volatile stock declines again, all the while continuing to collect interest on the debenture.

The changes in remaining term and interest rate had comparable but opposite effects on the value of the forced conversion right as compared to the “basic” conversion feature. The effects on the two values are not linear. The reduction in term and volatility particularly reduces the ability of the forced conversion feature to in turn reduce the value of the “actual” conversion feature. The reduction in this offset was greater than the reduction in the “basic” conversion feature resulting in an overall, although small, increase in value to the holders, resulting in a loss to the Company. By not recognizing this loss, and removing it from the total net gain on changes in derivative value, the total net gain increased.

Please contact the undersigned (212-810-2430), Ext. 300) should you require additional information. The Registrant wishes to have a registration statement declared effective as soon as is reasonably practical.

Very truly yours, /s/ Thomas G. Amon Thomas G. Amon

cc:	CYBRA Corporation Bernstein & Pinchuk, LLP